SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission file number 000-28884

Eltek Ltd.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

ELTEK LTD.
EXPLANATORY NOTE

The following exhibits are attached:

99.1	Press Release: Eltek Announces Pricing of Public Offering of Ordinary Shares
99.2	Underwriting Agreement between Eltek Ltd. and ThinkEquity LLC, as Representative of the Several Underwriters

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eltek Ltd.
(Registrant)

By: /s/ Ron Freund
Ron Freund
Chief Financial Officer

Dated: February 13, 2024